Filed Pursuant to Rule 424(b)(3)
File No. 333-130380

PROSPECTUS SUPPLEMENT NO. 7 DATED MARCH 12, 2009
TO PROSPECTUS DATED MAY 12, 2008

PUDA COAL, INC.

29,551,660 Shares of Common Stock

This Prospectus Supplement No. 7 supplements and amends the prospectus dated May 12, 2008, as supplemented and amended by Prospectus Supplement No. 1 dated May 15, 2008, Prospectus Supplement No. 2 dated July 2, 2008, Prospectus Supplement No. 3 dated July 24, 2008, Prospectus Supplements No. 4 and No. 5 dated November 18, 2008, and Prospectus Supplement No. 6 dated December 31, 2008, which we refer to collectively as the Prospectus. This prospectus relates to the offer for sale of up to 29,551,660 shares of our common stock by certain existing holders of the securities, referred to as Selling Security Holders.

On March 12, 2009, we filed with the Securities and Exchange Commission our Current Report on Form 8-K for the appointment of a new Chief Operating Officer (COO) to replace our resigned COO and the entry into of an employment agreement with the new COO.  A copy of such Current Report on Form 8-K is attached to and constitutes an integral part of this Prospectus Supplement No. 7.

This Prospectus Supplement No. 7 should be read in conjunction with the Prospectus, which are to be delivered with this Prospectus Supplement No. 7. This Prospectus Supplement No. 7 is qualified by reference to the Prospectus except to the extent that the information in this Prospectus Supplement No. 7 supersedes the information contained in the Prospectus.

In reviewing the Prospectus and this Prospectus Supplement No. 7, you should carefully consider the risks under “Risk Factors” beginning on page 6 of the Prospectus, dated May 12, 2008, as updated by the risk factors discussed in Item 1A of Part II of our subsequent Quarterly Reports on Form 10-Q.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this Prospectus Supplement No. 7 is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 7 is March 12, 2009

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 6, 2009

Puda Coal, Inc.
(Exact name of registrant as specified in its charter)

333-85306
(Commission File Number)

Florida	65-1129912
(State or other jurisdiction of	(I.R.S. Employer Identification No.)
incorporation)

426 Xuefu Street, Taiyuan, Shanxi Province,
The People’s Republic of China
(Address of principal executive offices, with zip code)

011 86 351 228 1302
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement

On March 6, 2009, Puda Coal, Inc. (the “Company”) entered into an employment agreement with Pengxiang Lang, who was appointed as Chief Operating Officer (“COO”) of the Company on March 6, 2009.  The agreement became effective on the same day.  Pursuant to the agreement, in consideration of Mr. Lang’s services to the Company as COO, he will receive a monthly salary of US$3,333, which is equivalent to US$40,000 on an annualized basis.  In addition, Mr. Lang may be entitled to an annual bonus of an amount based upon his and the Company’s performance, as determined by the compensation committee of the board of directors.  In addition, Mr. Lang is entitled to participate in the equity incentive plan of the Company effective from time to time.  His compensation will be reviewed annually by the board and the compensation committee of the board as part of the Company’s executive compensation review process.  The Company will reimburse Mr. Pang for all reasonable, ordinary and necessary expenses properly incurred by him in connection with his performance of duties under the agreement.

Pursuant to the agreement, Mr. Lang’s employment with the Company will be on an “at will” basis, meaning either Mr. Lang or the Company may terminate the employment at any time upon 30 days written notice for any reason or no reason, without further obligation or liability; provided that if Mr. Lang’s employment with the Company is terminated by the Company without cause (as defined in the agreement), the Company will pay him a severance payment equal to three months’ base salary in effect during the year he is terminated.

Pursuant to the agreement, the Company will indemnify and defend Mr. Lang and hold Mr. Lang harmless, to the full extent allowed by the law of the State of Florida, and as provided by any charter provision of the Company, both as to action in Mr. Lang’s official capacity and as to action in another capacity while holding such office, except for matters arising out of Mr. Lang’s gross negligence or willful misconduct.  There has been no material relationship between the Company or its affiliates and Mr. Lang other than Mr. Lang’s appointment as COO of the Company as described in Item 5.02 below, his employment agreement with the Company and his employment with Shanxi Puda Coal Group Co., Inc. (“Shanxi Coal”), an entity that the Company controls through 90% equity ownership, since 2002.

The employment agreement is filed as Exhibit 10.1 to this report and is incorporated in this report in its entirety.  The description of the terms and conditions of the agreement in this report is modified and supplemented by such reference.

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangement of Certain Officers.

On March 6, 2009, the board accepted the resignation of Wenwei Tian as COO and Director of Investors Relations of the Company, effective on the same day.

On March 6, 2009, the board appointed Pengxiang Lang, age 38, as COO of the Company, effective on the same day.  Mr. Lang’s term of office commences on March 6,  2009 and will continue until his successor has been elected and qualified or until his earlier resignation or removal from office.  Before Mr. Peng was appointed the COO, he was Vice President of Shanxi Coal since 2002, which is a 90% subsidiary of the Company, responsible for operating.

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Other than Mr. Lang’s employment agreement with the Company as described in Item 1.01 of this report, his appointment as COO as described in Item 5.02 of this report, and his employment as Vice President of Shanxi Coal since 2002, Mr. Lang has no arrangement or understanding with any person pursuant to which Mr. Lang was elected as an officer, nor is Mr. Lang a party to any material plan, contract or arrangement with the Company or its affiliates or otherwise has any material or family relationship with the Company or its affiliates or officers.  Mr. Lang is not a director of any public company in the United States.

The role of Director of Investors Relations will be assumed by Ms. Laby Wu, the Chief Financial Officer of the Company (“CFO”).  Ms. Wu will not receive any additional compensation other than those under his employment agreement with the Company as the CFO, which was described in the Company’s current report filed on July 24, 2008 and incorporated into this report by reference.

Item 9 Financial Statements and Exhibits

(d)	Exhibits

The exhibit listed in the following Exhibit Index is filed as part of this report.

Exhibit No.	Description

10.1	Employment Agreement, dated March 6, 2009, between the Company and Pengxiang Lang.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PUDA COAL, INC.

Date: March 11, 2009	By:	/s/ Laby Wu
Laby Wu
Chief Financial Officer

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March 6, 2009

Mr. Pengxiang Lang

Room 8, Suit 3, No.2 Nanhaixi Street,
Tanyuan, Shanxi Province,
China 030001

Dear Mr. Lang:

Puda Coal, Inc. (the “Company”) is pleased to offer you the position of Chief Operating Officer (“COO”) of the Company on a full time basis.  The board of directors (the “Board”) and the management team of the Company are impressed with your credentials and we look forward to your future success in this position.

The terms of your new position with the Company are as set forth below:

1.           Position.

(a)  You will become the COO of the Company, working out of the Company’s headquarters office in Taiyuan City, Shanxi Province, China. You will report to the Company’s Board and Chief Executive Officer (“CEO”) and perform such services incident to your position as provided in the bylaws of the Company or as the Board and/or CEO may direct.

(b)  You agree to the best of your ability and experience that you will at all times loyally and conscientiously perform all of the duties and obligations required of and from you pursuant to the express and implicit terms hereof, and to the reasonable satisfaction of the Company.  During the term of your employment, you further agree that you will devote all of your business time and attention to the business of the Company, the Company will be entitled to all of the benefits and profits arising from or incident to all such work, services and advice, you will not render commercial or professional services of any nature to any person or organization, whether or not for compensation, without the prior written consent of the Company, and you will not directly or indirectly engage or participate in any business that is competitive in any manner with the business of the Company.  Nothing in this letter agreement will prevent you from accepting speaking or presentation engagements in exchange for honoraria or from serving on boards of charitable organizations, or from owning no more than one percent (1%) of the outstanding equity securities of a corporation whose stock is listed on a national stock exchange.

2.           Start Date.  Subject to fulfillment of any conditions imposed by this letter agreement, you commence this new position with the Company on March 6, 2009 (the “Start Date”).

3.           Compensation.  You will be paid a monthly salary of US$3,333, which is equivalent to US$40,000 on an annualized basis (the “Base Salary”).  Your salary will be payable monthly pursuant to the Company’s regular payroll policy.  In addition, you may be entitled to a year-end bonus based on your and the Company’s performance as determined by the compensation committee of the Board, provided that you are still employed by the Company on the last day of the Company’s fiscal year.  The Base Salary and year-end bonus will be reviewed annually by the Board and the compensation committee as part of the Company’s executive compensation review process.  You may also be eligible to participate in the Company’s equity incentive plan as effective from time to time, as determined by the compensation committee.

Mr. Pengxiang Lang
March 6, 2009

4.           Benefits.

(a)           Insurance Benefits.  The Company will provide you with the opportunity to participate in the standard benefits plans currently available to other Company employees, subject to any eligibility requirements imposed by such plans.

(b)           Vacation; Sick Leave. You will be entitled to paid time off according to the Company’s standard policies.

(c)           Expenses Reimbursement.  The Company agrees to reimburse you for all reasonable, ordinary and necessary expenses properly incurred by you in connection with the performance of your duties hereunder, provided that proper vouchers are submitted to the Company by you evidencing such expenses and the purposes for which the same were incurred.

5.           Confidentiality and Insider Trading.  You hereby acknowledge that your services to be rendered under this letter agreement are of a special, unique and extraordinary character and, in connection with such services, you will have obtained trade secrets and other non-public information concerning the Company, any affiliate of the Company and their affairs, including but not limited to the business methods, information systems, financial data and strategic plans which are unique assets of the Company or any affiliate of the Company, as the case may be (“Confidential Information”), the use or disclosure of which would cause irreparable harm to the Company.  You covenant not to, either directly or indirectly, in any manner, utilize or disclose to any person, firm, corporation, association or other entity any Confidential Information or engage in any illegal insider trading activities during your term and thereafter.   You further acknowledge that money damages are not sufficient remedy for your breach of this letter agreement, and that the Company shall be entitled, in addition to any and all other remedies available to the Company, to the entry of preliminary injunction as a remedy for such breach or contemplated breach without the need to post a bond and without proof of actual damages.

6.           Non-Compete; Non-Solicitation.  You agree that during your term and for a period of one year commencing on the termination of your employment hereunder, you will not without the prior written consent of the Company (a) solicit or induce any employee, agent or independent contractor of the Company or any affiliate of the Company to terminate his relationship with the Company or the Company’s affiliate or solicit or induce any customer of the Company or any affiliate of the Company, or (b) participate in, render services to, or become employed by, any business enterprise which is engaged in business activities competitive with the business of the Company or any affiliate of the Company as then conducted or may be determined by the Company as potentially competitive with the ongoing business of the Company or any affiliate of the Company.

Mr. Pengxiang Lang
March 6, 2009

7.           At-Will Employment.  Your employment with the Company will be on an “at will” basis, meaning that either you or the Company may terminate your employment at any time upon 30 days written notice for any reason or no reason, without further obligation or liability; provided that if your employment with the Company is terminated by the Company without “cause,” the Company will pay you a severance payment equal to three months Base Salary in effect during the year you are terminated.  For the purposes of this letter, “cause” shall mean:  (i) your repeated failure to perform one or more of your essential duties and responsibilities to the Company, as determined by the Board in its sole discretion, after 10 day written notice to you and a chance to cure; (ii) your failure to follow the lawful directives of the Board and/or CEO; (iii) your material violation of any Company policy, including any provision of Code of Conduct or Code of Ethics of the Company then in effect, if any; (iv) your commission of any act of fraud, embezzlement, dishonesty or any other willful misconduct that in the reasonable judgment of the Board has caused or is reasonably expected to result in material injury to the Company; (v) your unauthorized use or disclosure of any Confidential Information of the Company or any other party to whom you owe an obligation of nondisclosure as a result of your relationship with the Company; (vi) your conviction of a felony or misdemeanor (other than a traffic offense); (vii) your willful breach of any of your obligations under any written agreement with the Company; (viii) your violation of any duties and responsibilities of a principal executive officer under the applicable laws, including but not limited to your fiduciary duty to the Company under the laws of the State of Florida and your responsibilities under the United States federal securities laws.

8.           No Conflicting Obligations. You understand and agree that by accepting this offer of employment, you represent to the Company that your performance will not breach any other agreement to which you are a party and that you have not, and will not during the term of your employment with the Company, enter into any oral or written agreement in conflict with any of the provisions of this letter agreement or the Company’s policies.  You are not to bring with you to the Company, or use or disclose to any person associated with the Company, any confidential or proprietary information belonging to any former employer or other person or entity with respect to which you owe an obligation of confidentiality under any agreement or otherwise.  The Company does not need and will not use such information and we will assist you in any way possible to preserve and protect the confidentiality of proprietary information belonging to third parties.  Also, we expect you to abide by any obligations to refrain from soliciting any person employed by or otherwise associated with any former employer and suggest that you refrain from having any contact with such persons until such time as any non-solicitation obligation expires.

9.           True Disclosure.  You have represented to the Company that (a) your prior work experience is as disclosed to the Company in writing and (b) you are not a party to or otherwise bound by any order, decree or judgment.

10.           Indemnification.  The Company shall indemnify and defend you and hold you harmless, to the full extent allowed by the law of the State of Florida, and as provided by, or granted pursuant to, any charter provision of the Company, both as to action in your official capacity and as to action in another capacity while holding such office, except for matters arising out of your gross negligence, willful misconduct or breach of this letter agreement.

Mr. Pengxiang Lang
March 6, 2009

11.           Entire Agreement.  This letter agreement sets forth the entire agreement and understanding between you and the Company (including any affiliate of the Company) relating to your employment and supersedes all prior agreements and discussions between us.

12.           Amendment.  This letter may not be modified or amended except by a written agreement, signed by an officer of the Company, although the Company reserves the right to modify unilaterally your compensation, benefits, job title and duties, reporting relationships and other terms of your employment.

13.           Governing Law and Dispute Resolution.  This letter agreement shall be interpreted in accordance with, and the rights of the parties hereto shall be determined by, the laws of the State of Florida without reference to its conflicts of laws principles.  Any dispute arising from or in connection with this contract shall be submitted to China International Economic and Trade Arbitration Commission (“CIETAC”) in Beijing for arbitration, which shall be conducted in accordance with CIETAC’s arbitration rules in effect at the time of applying for arbitration.  The arbitral award is final and binding upon both parties.  The parties agree that: (a) The venue of arbitration is Beijing.  The hearing of arbitration may be conducted in Beijing or, to the extent permitted by CIETAC’s arbitration rules, any other place as agreed on by the parties as the most convenient place; (b) The language to be used during the arbitration proceedings should be Chinese; and (c) A one-arbitrator tribunal will be appointed jointly by both parties and the arbitration should follow the ordinary proceeding. In case the parties fail to jointly appoint the arbitrator, the arbitrator should be appointed by the chairman of CIETAC upon the joint authorization of the parties.  The parties may select the arbitrator from the panel of arbitrators provided by CIETAC, and to the extent permitted by CIETAC’s arbitration rules, from outside of the panel.

We are all delighted to be able to extend you this offer and look forward to working with you.  To indicate your acceptance of the Company’s offer, please sign and date this letter agreement in the space provided below and return it to me.

Very truly yours,	ACCEPTED AND AGREED:

PUDA COAL, INC.	PENGXIANG LANG

By: /s/Liping Zhu	/s/ Pengxiang Lang
Title: Chief Executive Officer	Signature